FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Quarter ended September 30, 2003

Commission File Number: 333-13096

DRAX HOLDINGS LIMITED

Drax Power Station
P.O. Box 3
Selby
North Yorkshire
YO8 8PQ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________

DRAX HOLDINGS LIMITED

i

PRESENTATION OF CURRENCY AND FINANCIAL INFORMATION

     Amounts set forth in the financial statements included in the appendix to this report are stated in pounds sterling. In this report, references to “£”, “pounds sterling” or “Pounds” are to the currency of the United Kingdom, which we sometimes refer to as the UK. References to “US dollars”, “US$” or “$” are to the currency of the United States. In this report, “US GAAP” means US generally accepted accounting principles and “UK GAAP” means UK generally accepted accounting principles.

     We sometimes refer to Drax Holdings Limited (formerly known as AES Drax Holdings Limited, “Drax Holdings”), Drax Electric Limited (formerly known as AES Drax Electric Limited), Drax Limited (formerly known as AES Drax Limited), Drax Power Limited (formerly known as AES Drax Power Limited) and AES Drax Acquisition Limited as “Drax”. The financial statements for Drax are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of these differences and a reconciliation between UK and US GAAP, see note 2 to our financial statements included in this report.

FORWARD-LOOKING STATEMENTS

     Certain statements included in this report are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “intends,” “will,” “should” or “anticipates” or the negative forms of other variations of these terms or comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

     Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other factors in this report, and you should also review “Key Information — Risk Factors” and “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof (the “2002 Annual Report”), which we incorporate by reference herein.

     You should also consider, among others, the following important factors:

•	general economic and business conditions in the UK;

•	changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including changes in the New Electricity Trading Arrangements (“NETA”). NETA was implemented on March 27, 2001;

•	general industry trends;

•	changes to the competitive environment;

•	power prices and resource availability and pricing;

•	changes in business strategy, development plans or vendor relationships in the market for power in the UK;

•	that Drax Power Limited’s principal hedging arrangement relating to power sales has been terminated, and accordingly, Drax Power Limited is currently operating the Drax Power Station as a fully-merchant plant;

•	that since December 12, 2002, we are operating under standstill arrangements (the “Standstill Arrangements”) with, inter alia, certain of our senior creditors, which are scheduled to terminate on December 31, 2003;

•	availability, terms and deployment of capital;

•	interest rate volatility;

•	changes in currency exchange rates, inflation rates and conditions in financial markets;

•	availability of qualified personnel;

•	a change in the interpretation of tax laws in the relevant jurisdictions; and

•	the recoverability of amounts due to Drax Power Limited from TXU Europe Energy Trading Limited (“TXU Europe”) and/or TXU Europe Group plc (“TXU Group”) pursuant to the long-term power purchase agreement and associated guarantee (the “TXU Claim”).

     These forward-looking statements speak only as of the date of this report. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, and we do not assume any responsibility to do so.

MARKET DATA AND INDUSTRY TERMS

     In this report, we rely on, and refer to, information and statistics regarding economic conditions and trends, the market for electric power and our market share in the sectors of that market in which we compete. We obtained this information and these statistics from various third-party sources and/or our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

     The Drax Power Station’s business is the generation and sale of electricity. Until November 2002, when the hedging contract (the “Hedging Contract”) between Drax Power Limited and TXU Europe was terminated, generated electricity was sold under a two-part pricing method, representing the two main products, capacity and energy. Under the current market structure, all generated electricity is sold as electrical energy, produced by the Drax Power Station’s electricity generating facilities. Energy refers to the sale of actual electricity produced by a power station and capacity refers to the generating capability of a particular plant. Electrical energy is expressed as kilowatt hours (“KWh”), megawatt hours (“MWh”), gigawatts hours (“GWh”) or terrawatts hours (“TWh”) of electricity produced or consumed over a period of time. One KW = 1,000 watts, one MW = 1,000KW, one GW = 1,000MW and one TW = 1,000GW. The sale of electrical capacity is expressed as kilowatts (“KW”), megawatts (“MW”), gigawatts (“GW”) or terrawatts (“TW”) of electricity available for use at any point in time.

PART I

FINANCIAL INFORMATION

ITEM 1.    INTERIM FINANCIAL INFORMATION

The appendix to this quarterly report contains the unaudited condensed financial statements of the following companies:

Page

A	DRAX HOLDINGS LIMITED
	Condensed Financial Statements for the quarter ended September 30, 2003	A1 - 7
B	DRAX POWER LIMITED
	Condensed Financial Statements for the quarter ended September 30, 2003	B1 - 7
C	DRAX LIMITED
	Condensed Financial Statements for the quarter ended September 30, 2003	C1 - 7
D	DRAX ELECTRIC LIMITED
	Condensed Financial Statements for the quarter ended September 30, 2003	D1 - 7
E	AES DRAX ACQUISITION LIMITED
	Condensed Financial Statements for the quarter ended September 30, 2003	E1 - 7

ITEM 2.    DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

General

     Drax Holdings is a holding company with no material operations. We were formed on August 26, 1999 in connection with the financing of our acquisition of the Drax Power Station from National Power plc (now called Innogy plc). Our only asset is our ownership of all of the share capital of Drax Electric Limited, which owns all of the outstanding capital stock of Drax Limited, which owns all of the outstanding capital stock of Drax Power Limited, the owner of the Drax Power Station. We are entirely dependent on the receipt of distributions from our direct and indirect subsidiaries to meet our financial obligations. We are a wholly owned indirect subsidiary of The AES Corporation. However, as of August 5, 2003, The AES Corporation withdrew its support for, and participation in the discussions between Drax Holdings Limited and its senior creditors regarding a consensual restructuring (the “Restructuring”).

Significant Developments During the Three Months Ended September 30, 2003 and Recent Developments

Change of name

     On October 3, 2003, (a) AES Drax Holdings Limited’s name was changed to Drax Holdings Limited, (b) AES Drax Power Limited’s name was changed to Drax Power Limited, (c) AES Drax Limited’s name was changed to Drax Limited and (d) AES Drax Electric Limited’s name was changed to Drax Electric Limited.

Status of the discussions on the restructuring

     On July 30, 2003, Gordon Horsfield and Gerald Wingrove were appointed to the board of directors of Drax Holdings as independent directors. They, together with Lord Taylor of Blackburn, formed a subcommittee of independent directors, primarily responsible for the consideration of any restructuring proposals which would be made to Drax Holdings Limited.

     On August 5, 2003, The AES Corporation announced the withdrawal of its offer to participate in the Restructuring and the resignations of directors appointed by it to the boards of the Drax companies. The AES Corporation’s withdrawal followed the receipt by Drax Holdings of an alternate offer to participate in the Restructuring from International Power plc (“IPR”), and subsequently Drax Holdings received a number of other proposals from other interested parties. Drax Holdings held discussions with all of these interested parties. On August 30, 2003, IPR revised its offer (the “IPR Offer”), which was filed with the SEC on Form 6-K on September 2, 2003, and, on the basis of this, the IPR Offer was accepted and exclusivity granted by Drax Holdings to IPR with a view to implementing the Restructuring (the “Restructuring Proposal”). The detailed terms of the Restructuring Proposal are set out in our Form 6-K filed with the SEC on September 15, 2003 (the “September 15, 2003 6-K”).

     The exclusivity arrangements are set out in full in the IPR Offer. This exclusivity terminates on January 31, 2004, subject to extension on a monthly basis unless at the time of the proposed extension there is no reasonable prospect of the Restructuring being completed on or before June 30, 2004. The exclusivity can be terminated (in which case the IPR Offer will lapse) by either Drax Holdings or IPR within 3 business days of November 15, 2003, if on or before that date the documentation in respect of the schemes of arrangement to implement the Restructuring has not been posted.

New Long Term Standstill Agreement signed

     Since December 12, 2002, Drax has been operating under Standstill Arrangements with certain of its senior creditors. Although the standstill period under the Original Standstill Agreement terminated on May 31, 2003, Drax reached agreement on three further standstill agreements, which have now expired. On October 9, 2003, Drax Holdings entered into the Long Term Standstill Agreement (the “Long Term Standstill Agreement”) with, among other parties, JPMorgan Chase Bank, as Eurobond Trustee (the “Eurobond Trustee”), certain holders (the “Senior Bondholders”) of 9.07% Senior Secured Bonds due 2025 and 10.41% Senior Secured Bonds due 2020 issued by Drax Holdings (together the “Senior Bonds”) representing a majority in sterling equivalent principal amount of such Senior Bonds, and The Bank of New York, as Senior Bond Trustee. The purpose of the Long Term Standstill Agreement, which expires on 31 December, 2003, unless terminated earlier or extended in accordance with its terms, is to provide the Senior Bondholders and the syndicate of banks (the “Senior Banks”) which financed the £1.725 billion secured bonds due 2015 (the “Eurobonds”) with a period to consider the terms of the Restructuring Proposal.

     A conformed copy of the Long Term Standstill Agreement was attached to our Form 6-K filed with the SEC on October 10, 2003. The Long Term Standstill Agreement is on terms similar to the Fourth Standstill Agreement, which became effective on August 22, 2003 and expired on September 30, 2003, and provides for certain additional terms including, inter alia, (1) all actions necessary in connection with the transfer of assets to Drax Opco Limited (further details of which are set out in section 2.3.1 of the September 15, 2003 Form 6-K), (2) a number of additional temporarily or permanently waived defaults under the senior credit documentation, (3) consent for Drax Holdings to enter into and comply with its obligations under the escrow arrangements referred to in section 1.12 of the September 15, 2003 6-K and the agreement described in section 1.5 of the September 15, 2003 6-K and (4) all actions necessary in connection with achieving the Restructuring Proposal and insofar as such actions constitute defaults under the senior credit documentation, such defaults are either temporarily or permanently waived or are capable of being waived by the steering committee representing the Senior Banks and the ad hoc committee formed by certain Senior Bondholders (together the “Senior Creditors Committees”).

Creditor support for the Restructuring Proposal

     As previously disclosed in the September 15, 2003 Form 6-K, the Senior Banks, Eurobond Trustee and certain Senior Bondholders were approached with a view to securing their irrevocable undertakings to support the Restructuring Proposal on terms described in the September 15, 2003 Form 6-K. Such irrevocable undertakings have been received from in excess of 75% in value of those persons who are entitled to direct the relevant creditor to vote in the proposed scheme of arrangement in respect of Drax Holdings and from in excess of 75% in value of those creditors who are entitled to vote in the proposed scheme of arrangements in respect of InPower Limited.

Cash-out Options Implementation Agreement signed

     Under the terms of the Restructuring Proposal, the senior creditors will be able to elect to receive cash instead of some of the debt to which they would otherwise be entitled (the “Cash-out Options”). The Cash-out Options are described in greater detail in section 1.4 of the September 15, 2003 Form 6-K. A Cash-out Options Implementation Agreement (“COOIA”) was entered into on October 10, 2003, with, inter alios, Drax Holdings and IPR, in respect of the Cash-out Options. A letter of credit supporting IPR’s maximum funding obligation of £100 million in respect of the A Cash-out Option (as described in paragraph 1.4 of the September 15, 2003 Form 6-K) has been obtained from The Royal Bank of Scotland Group. Further details of the COOIA will be contained in the scheme document to be posted in connection with the Restructuring Proposal

     For a discussion of significant events in 2002 and recent developments since the beginning of 2003, we refer you to “Item 4. Information on the Company — Significant Developments During 2002 and Recent Developments” in our 2002 Annual Report and to our other SEC filings since such Report was filed, each of which we incorporate by reference herein.

General

     The following discussion contains forward-looking statements regarding Drax and its operations. These statements are based on the current plans and expectations of Drax and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include risks set forth in “Item 3. Key Information — Risk Factors” in our 2002 Annual Report.

     The economics of any electric power facility are primarily a function of the price of electricity, the quantity of electricity which is produced and sold and the level of operating expenses incurred. Generally, the greater the percentage of time a unit is operating, the greater the revenues associated with that unit.

     The market for wholesale electric energy and energy services has now been largely deregulated as a result of implementation of the NETA compared with the prior pool arrangements. In a competitive market where operation is based on bids made by owners of generating assets in the region, Drax expects that owners of lower marginal cost facilities will bid lower prices, and therefore these facilities will be in operation more often than higher marginal cost facilities.

     The Drax Power Station is capable of operating at high availability due to the high quality of its design and construction under the direction of the Central Electricity Generating Board. As we have moved back into baseload operation through the first half of 2003, both the plant availability and forced outage rates have improved. For the three months ended September 30, 2003, the Drax Power Station’s weighted average (based on capacity) equivalent availability factor was 74.8% and its forced outage rate was 7.49%, compared to 72.5% and 13.8%, respectively, for the three months ended September 30, 2002.

Results of Operations

     Drax’s results of operations depend on revenues from the sale of electric energy, capacity and other related products, its ability to successfully operate under NETA, its trading strategy and on the level of its operating expenses.

     The Hedging Contract historically accounted for a significant portion of the revenues generated by Drax, including during the nine months ended September 30, 2002. As a result of the termination of the Hedging Contract on November 18, 2002, the Drax Power Station began operating as a fully merchant plant as of November 19, 2002.

Selected Consolidated Profit and Loss Data in accordance with UK GAAP:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

	(in £'000's)		(in £'000's)
Revenues	88,967	112,291	318,314	387,170
Cost of Sales	(61,655)	(39,422)	(204,617)	(149,858)
Gross Profit	27,312	72,869	113,697	237,312
Administrative expenses	(123,188)	(48,961)	(207,967)	(136,241)
Operating (loss)/profit	(95,876)	23,908	(94,270)	101,071
Interest receivable and similar income	6,132	5,027	17,596	17,800
Interest payable and similar charges	(45,085)	(45,109)	(137,790)	(135,554)
Loss on ordinary activities before taxation	(134,829)	(16,174)	(214,464)	(16,683)
Loss on ordinary activities after taxation	(122,407)	(16,026)	(204,509)	(25,807)

Operating Results for the three and nine month periods ended September 30, 2003 and 2002

     Revenues for the quarter ended September 30, 2003 totaled £89.0 million, compared to £112.3 million for the same period in 2002, a decrease of 20.7%. The revenues for the first nine months of 2003 totalled £318.3 million, compared to £387.2 million for the same period in 2002, representing a 17.8% decrease.

     The decreases in revenues for 2003, compared to the same periods in 2002, are due principally to the loss of the capacity payment payable by TXU Europe under the Hedging Contract. Following the termination of the Hedging Contract on November 18, 2002, there followed an overall decline in capture price from an average of £33.80/MWh during the third quarter of 2002 to £16.82/MWh during the third quarter of 2003. Sales volumes in the third quarter of 2003 totalled 5,289.6 GWh, compared to 3,322.25 GWh for the same period in 2002. The increase in volume was due to the increase in our sales, which have had to compensate for the loss of the Hedging Contract and therefore the price achievable, as the plant now operates on a fully merchant basis in the UK market and is no longer restricted to generation levels per the Hedging Contract.

     The following graph shows the trend in prices for annual baseload for the period ended September 24, 2003 (such contracts are where electricity is supplied 24 hours per day, 7 days per week). The chart indicates that for 2002 baseload prices fell from around £18.45/MWh in January 2002 to £16.92/MWh by December 31, 2002. The graph also reflects the trend in baseload prices through September 2003, which shows continuing recovery from the previous low prices experienced in 2002 and the beginning of 2003.

Annual Baseload Contract Prices

     In January 2003, prices increased sharply, at which time we successfully hedged some of our output. We believe that this price peak was caused by uncertainty in the market place following the administration of TXU Europe and certain other companies in the TXU group and the issues faced by British Energy at that time. Generally, the forward curve continued to rise throughout the year as capacity margins tightened. The general upward trend of the annual baseload contract has continued through the year and received a major boost during summer when low plant availability (due to summer outages), hot weather, high prices on the continent and interconnector exporting caused day head prices to spike. This can be seen as a sharp increase in the annual baseload contract price.

     The prices we are seeing for the annual baseload contract are the highest seen since the start of NETA in March 2001.

     Cost of sales for the quarter ended September 30, 2003, which are primarily fuel costs, were £61.7 million, compared to £39.4 million for the quarter ended September 30, 2002. Cost of sales for the nine month period ended September 30, 2003 also shows an increase to £204.6 million compared to £149.9 million for the same period in 2002. The increase in fuel burnt for the third quarter of 2003, compared to the same period in 2002, is due to the increase in generation from 3,322 GWh during the third quarter of 2002 to 5,289.6 GWh during the third quarter of 2003 now that the plant is operating on a fully merchant basis. The impact of this increase is also reflected in Drax’s load factor, which has increased to 61.8% for the quarter ended September 30, 2003, compared to 38.9% for the same period in 2002. The cost of fuel remained in line with expectations due to the transition to supply contracts with all our major coal suppliers.

     Gross profit (revenues less cost of goods sold) was £27.3 million for the quarter ended September 30, 2003, compared to £72.9 million for the same period in 2002, and totalled £113.7 million for the nine months ended September 30, 2003, compared to £237.3 million for the same period in 2002. This gives a gross margin of approximately 30.7% for the third quarter of 2003, compared to 64.9% for the same period in 2002, and a gross margin of 35.7% for the nine months to September 30, 2003, compared to 61.3% for the same period in 2002. The downturn in the gross margin during the third quarter of 2003 compared to the same period in 2002, is mainly attributable to the termination of the Hedging Contract and the transition to a fully merchant plant, which has affected gross margin as follows:

•	Our average selling price (total revenues divided by total volume of electricity sold) decreased by 49.8% for the third quarter of 2003, compared to the same period in 2002. This takes into account the overall reduction in UK market prices to which we are now exposed.

•	Our fuel costs increased by 56.4% in the third quarter of 2003 compared to the same period in 2002, which reflects the increased generation levels, as mentioned above.

Administrative expenses for the quarter ended September 30, 2003 were £123.2 million, compared to £49.0 million for the same period in 2002. Administrative expenses for the nine months to September 30, 2003 were £208.0 million, compared to £136.2 million for the same period in 2002. These expenses consist primarily of fixed operations, maintenance and other variable costs. The expenditure was broadly in line with our expectations and with last year’s results. There was an increased level of expenditure in the second quarter of 2003 and the third quarter of 2003. The increase in third quarter expenditure is due to the net effects of the following:

•	The decrease in our insurance premiums following renewal in November 2002, when our premiums decreased from approximately £10.9 million per annum to £6.0 million per annum. This decrease in the premiums payable during the second quarter of 2003 was due in part to the fact that the insurance cover that we have entered into on renewal for the year to November 26, 2003 is for material damage only, with a £5 million each and every event deductible and $1 billion (£600 million) maximum loss cover, and does not include business interruption insurance. This reduced our insurance expense for the quarter ended September 30, 2003 by approximately £2.0 million compared to the same period in 2002.

Our insurance premiums had significantly increased in 2002 due to:

•	The impact of September 11th on the insurance market as a whole.

•	The withdrawal of certain insurers from the power sector.

•	Insufficient capacity available in the insurance market at the time of renewal in November 2001.

•	Drax’s claims history during the first year of the policy.

•	The increased level of professional and legal fees incurred in the third quarter of 2003 associated with ongoing discussions with our senior creditors. Such fees added approximately £4.57 million of costs for the quarter ended September 30, 2003 compared to the same period in 2002. However, the impact of this on the variance between 2003 and 2002 has been masked by the Enron debt write off in this quarter in 2002.

•	Use of system charges paid to National Grid Company plc have increased in the third quarter of 2003 compared to the third quarter of 2002. This charge can be split into two elements, transmission use of system and balancing and settlement use of system. The transmission charge is a static charge for the use of the transmission network. It is a yearly charge that runs April to March and only a slight increase is seen from one year to another. The balancing and settlement use of system charges is directly related to the amount of electricity the station produces and can be affected by a changing price per MWh. The average charge for the three months ended September 2003 was £0.63/MWh compared to £0.66/MWh for the same period in 2002. The increase in charges added £1.4 million to costs for the third quarter of 2003 compared to the same period in 2002, all of which is volume related.

•	The increase in total salary payments by approximately £1.0 million for the third quarter of 2003 compared to the third quarter of 2002, mainly due to pay increases year on year and changes in staffing levels between years.

•	The effects of foreign exchange rate movements on foreign currency balances, which are mainly intercompany balances denominated in dollars. The results for the quarter ended September 30, 2003 include a foreign exchange loss of £1.45 million, whereas those for the quarter ended September 30, 2002 include a foreign exchange gain of £0.14 million.

•	The timing and extent of outage work performed. The outage work in 2002 was completed on a reduced scale as the outage cycle was changed to a 4 year routine rather than a 3 year routine. This resulted in the postponement of a major outage into 2003. A consequence of changing the outage cycle has increased the outage costs in 2003 as further inspection, testing and compliance work is needed to see the units through to the next outage in 4 years time. The extent of this work has added £6.4 million in the third quarter of 2003 compared to the same period in 2002.

•	Also included in the third quarter of 2003 is a write off of an amount owed by other Group companies of £68.5 million as a consequence of the withdrawal of support by The AES Corporation. In addition, there is a write off of £4.7 million relating to amounts previously paid in relation to corporation tax payments on account, which Drax no longer considers recoverable.

•	No amortisation of goodwill has been charged in 2003 following the impairment of fixed assets at the year-end of 2002. Such charges for the third quarter of 2002 totalled £7.7 million, compared to £nil for the same period in 2003, thus reducing administrative costs by £7.7 million.

•	Other reductions and savings in administrative expenses generated a further reduction of costs of £0.3 million for the third quarter of 2003 compared to the same period in 2002.

     Operating loss from continuing operations was £95.9 million for the quarter ended September 30, 2003, compared to an operating profit of £23.9 million for the same period in 2002. For the nine months ended September 30, 2003, the operating loss was £94.3 million, compared to an operating profit of £101.1 million for the same period in 2002.

     Interest payable and similar charges were £45.1 million for the third quarter of 2003, as compared to £45.1 million for the same period in 2002. Interest payable for the nine months period to September 30, 2003 totalled £137.8 million, compared to £135.6 million for the same period in 2002. The interest expense comprises two major components:

(i)	Fixed coupons on the £1.725 million Eurobonds due 2015 which provide for semi-annual coupon payments at a rate of 8.86% per annum.

(ii)	The senior bonds, which have an aggregate book value (sterling equivalent) of approximately £400 million at September 30, 2003, of which approximately half accrues interest at 10.41% and the balance at 9.07%.

     The additional interest expense charged reflects the impact of the various interest rate and foreign currency swaps that Drax has in place, plus the costs of the letter of credit used to fund the Required Balance under the bank facility provided by the Senior Banks to InPower Limited (the “Bank Facility”). The interest rate swaps, in particular, are currently increasing our interest expense as interest rates (GBP 6 month LIBOR) have declined to 3.556% as at June 30 2003, which apply for the period July 1, 2003 to December 31, 2003. Previously the interest rates had been set at 3.995% for the six month period ended June 30, 2003.

     The level of interest expense reflects the significant borrowings we made to finance the acquisition of the Drax Power Station.

     Interest receivable and other income was £6.1 million for the third quarter of 2003, compared to £5.0 million for the same period in 2002, representing an increase of approximately 22% over the same period in 2002. For the nine months to September 30, 2003, interest receivable was £17.6 million, compared to £17.8 million for the same period in 2002, representing a decrease of 1.15%. This income represents not only the interest accrued on the various bank balances held by Drax, but also reflects the benefits accrued from the swap between InPower Limited and Harich BV and the swap between Drax Power Limited and Harich BV.

     Due to the decreased gross margin during the quarter ended September 30, 2003, we incurred a loss on ordinary activities before taxation of £134.8 million, compared to £16.2 million for the same period in

2002, and a loss before taxation of £214.5 million for the nine months ended September 30, 2003, compared to £16.7 million for the same period in 2002. We obtained a corporation tax credit on this of £12.4 million for the three months to September 30, 2003, compared to a £0.15 million charge for the same period in 2002, and a £10.0 million credit for the nine months to September 30, 2003, compared to a £9.1 million charge for the same period in 2002.

Liquidity and Capital Resources

     Following the termination of the Hedging Contract and the appointment of administrators for TXU Europe and TXU Group on November 18 and 19, 2002, respectively, Drax has traded on a fully merchant basis to generate revenue. Drax did not receive payment for sales made to TXU Europe in October 2002 and the first-half of November 2002 prior to termination and the receipt and timing of such payment, together with amounts relating to Drax’s claim for capacity damages, will now be subject to the administration process relating to TXU Europe and TXU Group. In addition to adopting a fully merchant strategy since termination, Drax immediately following termination of the Hedging Contract entered into an agreement with National Grid Company plc to supply power for the first five days post-termination of the Hedging Contract. Drax initially took steps to restrict cash outflows by consuming stocks of coal and hence reducing coal purchases, agreeing rescheduled payments with UK Coal Mining Limited, negotiating the deferment of payments for rates and VAT, agreeing a refund of on-account corporation tax payments and generally instituting rigorous creditor payment approval processes.

     Our ability to enter into any new medium electricity trading term contracts is dependent on the availability of additional credit support. Under the terms of the Standstill Arrangements, Drax has utilized £30 million of funds under the group account agreement entered into pursuant to the terms of the Eurobonds, the Bank Facility and the Senior Bonds (“the Group Account Agreement”) to create a new account called the “Collateral Financing Account”. This account has been used to provide the cash collateral required by National Westminster Bank plc, to issue letters of credit necessary to provide the credit support required by both our trading counterparties and Elexon who administer NETA.

     The issuance of such letters of credit by National Westminster Bank plc is made pursuant to a £30 million letter of credit facility, dated December 12, 2002. Drax Power Limited has gained a £10 million increase to this letter of credit facility (as set out in our Form 6-K filed with the SEC on August 14, 2003) for the purpose of providing credit support as set out above or for any other purpose approved by the Senior Creditor Committees. The letter of credit facility is 100% cash collateralized from funds from the Collateral Financing Account and the use of such funds for such cash collateral remains subject to the prior approval of the Senior Creditor Committees.

     Our load factor for the third quarter of 2003 was 62%, which is slightly higher than we forecast in our Form 6-K filing for the quarter ending June 30, 2003 as filed with the SEC on September 11, 2003, as amended by the Form 6-K/A filed with the SEC on the date hereof.

     As part of the Standstill Arrangements, the Group Account Agreement was amended to create two new bank accounts:

•	Collateral Financing Account — this account contained the £30 million of funds intended to provide collateral for credit support and to meet any working capital requirements. Approximately £25.3 million as at September 30, 2003 has been transferred into the Cash Cover Account, to provide collateral for the letters of credit issued to trading counterparties for credit support. The balance on the cash cover account as at September 30, 2003 was approximately £25.5 million.

In addition, there is a further requirement within the revised Group Account Agreement whereby, any excess cash above a minimum balance of £25 million for any continuous period of 30 days is swept from the Proceeds Account into the Collateral Financing Account. At September 30, 2003 approximately £34.0 million has been transferred into the Collateral Financing Account. The balance on the Collateral Financing Account as at September 30, 2003 was approximately £36.7 million.

•	Cash Cover Account — this account holds the funds which provide cash collateral for the issuance of letters of credit by National Westminster Bank plc.

     Under the Group Account Agreement, there are other key accounts that contain the cash utilised for the operation of the business, or are held for the purposes of debt service. As at September 30, 2003 the balances on the following accounts were:

•	Senior Debt Service Reserve Account	£46.1 million

•	Insurance Reserve Account	£0.3 million

•	Proceeds Account	£16.6 million

     On August 20, 2003, Drax received a significant corporation tax rebate for previous overpayments for the tax years ended December 31, 1999, 2000 and 2001. This has increased the cash balance by approximately £14.0 million.

     Drax expects to incur approximately £8.2 million in capital expenditures in the year 2003. Future capital commitments are expected to be met from the working capital of Drax. In addition to capital requirements associated with the ownership and operation of the Drax Power Station, Drax anticipates that it will have significant fixed charge obligations in the future, principally relating to the fixed operating expenses incurred in connection with operating the station.

Directors, Senior Management and Employees

     Neither we, nor any of our subsidiaries, other than Drax Power Limited, has any operations or any management or employees.

     Directors

     As a result of the withdrawal by The AES Corporation from the Restructuring process, the following directors, appointed by The AES Corporation, resigned as directors of Drax Holdings Limited and Drax Power Limited on August 5, 2003 and as directors of Drax Limited, Drax Electric Limited and AES Drax Acquisition Limited on August 8, 2003: Garry Levesley, John Turner, Neil Hopkins and Naveed Ismail. Before these resignations, Gordon Horsfield and Gerald Wingrove were appointed as directors of these companies on the same dates.

     Gordon Horsfield retired from PricewaterhouseCoopers (UK firm) in January 2003 after thirty-four years with the firm. During his career at the firm he held a number of senior positions. He was appointed Director of Operations following the merger of the two predecessor firms and later he led the firm’s UK team dealing with the sale of its management consulting business to IBM. Prior to the merger in 1998 he had been Head of the Corporate Finance and Recovery division of Price Waterhouse in the UK.

     Gerald Wingrove joined London Electricity in 1998 as Group Finance Director with responsibility for finance, corporate development and regulation. At the beginning of 2001, in addition to his existing group finance roles, he took over responsibility on London Electricity’s board for the retail and trading businesses and in 2002, became an EDF-nominated director of the Swedish utility company, Graninge AB. Mr Wingrove left London Electricity in December 2002. Before joining London Electricity, he worked for Enron Corp for eight years in London and Houston, Texas, USA.

			Director
Name	Age	Position	since

Gordon Horsfield	57	Chairman	July 30, 2003
Gerald Wingrove	49	Finance Director	July 30, 2003
Lord Taylor of Blackburn	73	Non-Executive Director	May 18, 2001
Angela Padbury	27	Company Secretary	N/A

     Senior Management

     Following The AES Corporation’s withdrawal from the Restructuring process on August 5, 2003, changes to the senior management at Drax Power Limited were as follows: Garry Levesley resigned as Plant Manager and Cassim Mangerah stepped down as Head of Commodity Risk Management.

ITEM 3.    MARKET RISKS

     Drax is exposed to market risks associated with interest rates, foreign exchange rates and commodity prices. We have utilized financial instrument contracts to hedge against such fluctuations. We utilize financial and commodity derivatives solely for the purpose of hedging exposures to market risk. We do not enter into derivative instruments for speculative purposes.

     We previously disclosed the mark-to-market (“MTM”) value of certain derivative transactions used to hedge against interest rate and currency exposure in our Form 6-K filed on September 11, 2003. The fair value of the MTM position on the foreign exchange swaps has moved favourably from an adverse position at July 31, 2003 of approximately £(12.0) million to an adverse position of approximately £(7.7) million at September 30, 2003, the latest valuation date. The fair value of the MTM position on the interest rate swaps has also moved favourably, from an adverse position of approximately £(73.0) million at July 31, 2003 to an adverse position of approximately £(71.3) million at September 30, 2003.

     The fair value of the currency swaps and interest rate swaps disclosed above are unaudited and have been determined by reference to prices available from the markets on which these instruments or similar instruments are traded. Valuations based upon other models or assumptions may yield different results.

ITEM 4.    CONTROLS AND PROCEDURES

     In order to ensure that the information we must disclose in our filings with the SEC is recorded, processed, summarized, and reported on a timely basis, our management, including our Chairman and Finance Director, have reviewed and evaluated the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934, as amended), as of September 30, 2003. Based on such evaluation, our Chairman and Finance Director have concluded that, as of September 30, 2003, our disclosure controls and procedures were effective in timely alerting them to material information relating to us (and our consolidated subsidiaries) required to be included in our periodic SEC filings. There has been no change in our internal control over financial reporting during the quarter ended September 30, 2003, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II

OTHER INFORMATION

ITEM 1.    LEGAL AND REGULATORY DEVELOPMENTS

     Drax Holdings is not party to any legal proceedings other than in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or profitability of Drax Holdings or the other Drax companies.

ITEM 2.    CHANGES IN SECURITIES AND USE OF PROCEEDS

     None.

ITEM 3.    DEFAULTS UPON SENIOR SECURITIES

     In accordance with the Standstill Arrangements, certain defaults and events of default on the bonds were permanently waived and certain defaults and events of default were temporarily waived. The standstill period under the Long Term Standstill Agreement expires on December 31, 2003, unless terminated earlier or extended in accordance with its terms. A conformed copy of the Long Term Standstill Agreement was furnished to the SEC on a Form 6-K filed on October 10, 2003.

ITEM 4.    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None.

ITEM 5.    OTHER INFORMATION

     None.

ITEM 6.    EXHIBITS

     None.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

DRAX HOLDINGS LIMITED

Date: November 10, 2003	By:	/s/ Gordon Horsfield

Gordon Horsfield
Director

Date: November 10, 2003	By:	/s/ Gerald Wingrove

Gerald Wingrove
Director

APPENDIX

DRAX HOLDINGS LIMITED
(formerly AES Drax Holdings Limited)

Financial Statements
30 September 2003

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 September 2003

	Three months ended		Nine months ended

		As restated		As restated
	30 September	30 September	30 September	30 September
	2003	2002	2003	2002

	£'000	£'000	£'000	£'000
TURNOVER — continuing operations	88,967	112,291	318,314	387,170
Cost of sales	(61,655)	(39,422)	(204,617)	(149,858)

GROSS PROFIT	27,312	72,869	113,697	237,312
Administrative expenses	(123,188)	(48,961)	(207,967)	(136,241)

OPERATING (LOSS)/PROFIT — continuing activities	(95,876)	23,908	(94,270)	101,071
Interest receivable and other income	6,132	5,027	17,596	17,800
Interest payable and similar charges	(45,085)	(45,109)	(137,790)	(135,554)

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	(134,829)	(16,174)	(214,464)	(16,683)
Tax on loss on ordinary activities	12,422	148	9,955	(9,124)

RETAINED LOSS FOR THE FINANCIAL PERIOD TRANSFERRED FROM RESERVES	(122,407)	(16,026)	(204,509)	(25,807)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial periods other than as stated in the profit and loss account.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

CONSOLIDATED BALANCE SHEET
As at 30 September 2003

			As restated
		30 September	31 December
	Note	2003	2002

		£'000	£'000
FIXED ASSETS
Tangible assets		1,066,784	1,083,118

CURRENT ASSETS
Stocks		30,837	31,327
Debtors		50,935	132,397
Cash at bank and in hand		125,657	85,020

		207,429	248,744
CREDITORS: amounts falling due within one year	3	(1,907,746)	(1,813,107)

NET CURRENT LIABILITIES		(1,700,317)	(1,564,363)

TOTAL ASSETS LESS CURRENT LIABILITIES		(633,533)	(481,245)
CREDITORS: amounts falling due after more than one year		(896)	(368)
PROVISIONS FOR LIABILITIES AND CHARGES		(16,321)	(16,878)

		(650,750)	(498,491)

CAPITAL AND RESERVES
Called up share capital		20,051	20,051
Capital reserve	3	104,500	52,250
Profit and loss account		(775,301)	(570,792)

TOTAL EQUITY SHAREHOLDERS’ DEFICIT		(650,750)	(498,491)

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

CONSOLIDATED CASH FLOW STATEMENT
Nine months ended 30 September 2003

			As restated
		Nine months ended	Nine months ended
		30 September	30 September
	Note	2003	2002

		£'000	£'000
Net cash inflow from operating activities	3	73,291	146,369
Returns on investments and servicing of finance
Interest received	3	4,294	3,260
Interest paid		(93,967)	(92,360)

Net cash outflow from returns on investments and servicing of finance		(89,673)	(89,100)

Taxation		12,937	(3,460)
Capital expenditure
Payments to acquire tangible fixed assets		(8,168)	(5,282)

Cash (outflow)/inflow before use of liquid resources and financing		(11,613)	48,527
Management of liquid resources
Increase in restricted cash deposits		(13,430)	(275)
Financing
Funding of capital reserve		52,250	—

Increase in cash in the period		27,207	48,252

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTES TO THE ACCOUNTS
Nine months ended 30 September 2003

1.	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of Drax Holdings Limited and its subsidiaries (the “company”). Intercompany transactions and balances have been eliminated.

In the company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the nine months ended 30 September 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended 30 September 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Europe and TXU Group on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited (formerly known as AES Drax Power Limited) was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

Drax has been operating under Standstill Arrangements with certain of its senior creditors since 12 December 2002. The purpose of the Standstill Arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The Senior Banks and the Senior Bondholders have agreed to waive certain events of default under the Eurobonds or the Senior Bonds, as applicable, not to accelerate payment of the obligations and not to seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under the Long Term Standstill Agreement, agreed with the Senior Creditors Committees. This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the Standstill Arrangements, the Senior Banks and Senior Bondholders have agreed to certain amendments and waivers to their respective financing documents which permit Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Senior Creditors Committees, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the Standstill Arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTES TO THE ACCOUNTS
Nine months ended 30 September 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The following tables summarise the effects of the differences between UK and US GAAP. The differences are explained in full in the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

	Three months ended		Nine months ended

		As restated		As restated
	30 September	30 September	30 September	30 September
	2003	2002	2003	2002

	£'000	£'000	£'000	£'000
Net loss under UK GAAP	(122,407)	(16,026)	(204,509)	(25,807)
US GAAP adjustments:
Additional depreciation on tangible fixed assets	(9,919)	(9,919)	(29,757)	(29,757)
Deferred Taxation	7,464	4,364	14,655	20,316
Interest	13,482	12,867	41,070	35,503
Derivatives instruments and hedging activities	(844)	(32)	5,218	1,556
Goodwill amortisation	—	8,469	—	25,407
Foreign exchange on the debt denominated in US$	1,219	2,385	4,679	9,729

Net (expenditure)/income under US GAAP	(111,005)	2,108	(168,644)	36,947

		As restated
	30 September	31 December
	2003	2002

	£'000	£'000
Shareholders’ deficit under UK GAAP	(650,750)	(498,491)
US GAAP adjustments:
Tangible fixed assets, costs	1,408,909	1,408,909
Additional depreciation on tangible fixed assets	(152,136)	(122,379)
Deferred Taxation	(628,793)	(644,694)
Derivatives instruments and hedging activities	(55,952)	(54,601)
Foreign exchange on the debt denominated in US$	18,607	11,518
Additional minimum pension liability	(10,800)	(10,800)
Interest and equity contribution	606,432	565,362

Shareholders’ equity under US GAAP	535,517	654,824

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTES TO THE ACCOUNTS
Nine months ended 30 September 2003

3.	PRIOR PERIOD ADJUSTMENTS

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. The AES Corporation has confirmed that it had no claim for repayment against the company at the time of the original transaction, and in order to reflect its nature the amount has been released into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively, but has no effect on the consolidated loss of the company in either the current or prior years.

The balance sheet as at 31 December 2002 has also been amended to reflect the reclassification of loans from due after more than one year to due within one year.

The presentation of deferred finance costs and prepaid interest has been changed to reclassify these amounts from prepayments and other debtors to be deductions from the associated loans in the balance sheet as at 31 December 2002. The classification of cash flows has also been amended for the period ended 30 September 2002 to reflect this change in presentation. The classification of amortisation of deferred financing costs within administrative expenses in the profit and loss account has also been changed to be included within interest payable for the period ended 30 September 2002. These changes have no effect on the consolidated net loss, net assets or net cashflows in either the current or prior periods.

The restatement of cash flow for the nine months ended 30 September 2002 also relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £10.4 million. This adjustment is offset by a corresponding change to the reported net cash inflow from operating activities and there is no effect on the consolidated net cashflows in either the current or prior years.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

Financial Statements
30 September 2003

DRAX POWER LIMITED (formerly AES Drax Power Limited)

PROFIT AND LOSS ACCOUNT
Periods ended 30 September 2003

	Three months ended		Nine months ended

	30 September	30 September	30 September	30 September
	2003	2002	2003	2002

	£'000	£'000	£'000	£'000
TURNOVER — continuing operations	88,967	112,291	318,314	387,170
Cost of sales	(61,655)	(39,422)	(204,617)	(149,859)

GROSS PROFIT	27,312	72,869	113,697	237,311
Administrative expenses	(54,394)	(40,318)	(137,357)	(110,427)

OPERATING (LOSS)/PROFIT — continuing activities	(27,082)	32,551	(23,660)	126,884
Interest receivable and other income	6,132	5,027	17,597	17,876
Interest payable and similar charges	(67)	(522)	(1,850)	(2,154)

(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	(21,017)	37,056	(7,913)	142,606
Tax on (loss)/profit on ordinary activities	13,678	(13,269)	5,673	(49,256)

RETAINED (LOSS)/PROFIT FOR THE FINANCIAL PERIOD TRANSFERRED (FROM)/TO RESERVES	(7,339)	23,787	(2,240)	93,350

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial periods other than as stated in the profit and loss account.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

BALANCE SHEET
As at 30 September 2003

			As restated
		30 September	31 December
	Note	2003	2002

		£'000	£'000
FIXED ASSETS
Tangible assets		1,066,784	1,083,118

CURRENT ASSETS
Stocks		30,837	31,327
Debtors		199,562	157,687
Cash at bank and in hand		125,560	84,916

		355,959	273,930
CREDITORS: amounts falling due within one year	3	(66,151)	(50,437)

NET CURRENT ASSETS		289,808	223,493

TOTAL ASSETS LESS CURRENT LIABILITIES		1,356,592	1,306,611
CREDITORS: amounts falling due after more than one year		(79,076)	(78,548)
PROVISIONS FOR LIABILITIES AND CHARGES		(16,321)	(16,878)

		1,261,195	1,211,185

CAPITAL AND RESERVES
Called up share capital		1,000	1,000
Share premium		1,204,542	1,204,542
Capital reserve	3	104,500	52,250
Profit and loss account		(48,847)	(46,607)

TOTAL SHAREHOLDERS’ FUNDS		1,261,195	1,211,185

DRAX POWER LIMITED (formerly AES Drax Power Limited)

CASH FLOW STATEMENT
Nine months ended 30 September 2003

			As restated
		Nine months ended	Nine months ended
		30 September	30 September
	Note	2003	2002

		£'000	£'000
Net cash (outflow)/inflow from operating activities	3	(19,391)	56,987
Returns on investments and servicing of finance
Interest received	3	4,296	3,336
Interest paid		(1,280)	(2,154)

Net cash inflow from returns on investments and servicing of finance		3,016	1,182

Taxation		12,937	(3,460)
Capital expenditure
Payments to acquire tangible fixed assets		(8,168)	(5,282)

Cash (outflow)/inflow before use of liquid resources		(11,606)	49,427
Management of liquid resources
Increase in restricted cash deposits		(13,430)	(275)
Financing
Funding of capital reserve		52,250	—

Increase in cash in the period		27,214	49,152

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Nine months ended 30 September 2003

1.	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

In the company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the nine months ended 30 September 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended 30 September 2002 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Europe and TXU Group on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

Drax has been operating under Standstill Arrangements with certain of its senior creditors since 12 December 2002. The purpose of the Standstill Arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The Senior Banks and the Senior Bondholders have agreed to waive certain events of default under the Eurobonds or the Senior Bonds, as applicable, not to accelerate payment of the obligations and not to seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under the Long Term Standstill Agreement, agreed with the Senior Creditors Committees. This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the Standstill Arrangements, the Senior Banks and Senior Bondholders have agreed to certain amendments and waivers to their respective financing documents which permit Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Senior Creditors Committees, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the Standstill Arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Nine months ended 30 September 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The following tables summarise the effects of the differences between UK and US GAAP. The differences are explained in full in the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

	As restated		As restated
	Three months ended		Nine months ended

	30 September	30 September	30 September	30 September
	2003	2002	2003	2002

	£'000	£'000	£'000	£'000
Net (loss)/income under UK GAAP	(7,339)	23,787	(2,240)	93,350
US GAAP adjustments:
Additional depreciation on tangible fixed assets	(9,919)	(9,919)	(29,757)	(29,757)
Deferred taxation	8,801	2,353	17,118	20,932
Interest	(14,896)	(14,981)	(44,962)	(46,936)
Derivative instruments and hedging activities	(4,084)	9,056	1,683	9,229

Net (expenditure)/income under US GAAP	(27,437)	10,296	(58,158)	46,818

		As restated
	30 September	31 December
	2003	2002

	£'000	£'000
Shareholders’ equity under UK GAAP	1,261,195	1,211,185
US GAAP adjustments:
Tangible fixed assets, cost	1,414,242	1,414,242
Additional depreciation on tangible fixed assets	(137,624)	(122,379)
Deferred taxation	(623,045)	(637,363)
Push down of acquisition debt	(842,555)	(842,555)
Derivatives instruments and hedging activities	(56,505)	(67,520)
Additional minimum pension liability	(10,800)	(10,800)

Shareholders’ equity under US GAAP	1,004,908	944,810

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Nine months ended 30 September 2003

3.	PRIOR PERIOD ADJUSTMENTS

The restatement of cash flow for the nine months ended 30 September 2002 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £10.4 million. This adjustment is offset by a corresponding change to the reported net cash inflow from operating activities and there is no effect on the consolidated net cashflows in either the current or prior years.

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. The AES Corporation has confirmed that it had no claim for repayment against the company at the time of the original transaction, and in order to reflect its nature the amount has been released into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively, but has no effect on the consolidated loss of the company in either the current or prior years.

DRAX LIMITED (formerly AES Drax Limited)

Financial Statements
30 September 2003

DRAX LIMITED (formerly AES Drax Limited)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 September 2003

	Three months ended		Nine months ended

	30 September	30 September	30 September	30 September
	2003	2002	2003	2002

	£'000	£'000	£'000	£'000
TURNOVER — continuing operations	88,967	112,291	318,314	387,170
Cost of sales	(61,655)	(39,422)	(204,617)	(149,859)

GROSS PROFIT	27,312	72,869	113,697	237,311
Administrative expenses	(54,394)	(48,787)	(137,357)	(135,835)

OPERATING (LOSS)/PROFIT — continuing activities	(27,082)	24,082	(23,660)	101,476
Interest receivable and other income	6,131	5,027	17,597	17,877
Interest payable and similar charges	(67)	(522)	(1,850)	(2,154)

(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	(21,018)	28,587	(7,913)	117,199
Tax on (loss)/profit on ordinary activities	13,678	(13,269)	5,673	(49,256)

RETAINED (LOSS)/PROFIT FOR THE FINANCIAL PERIOD TRANSFERRED (FROM)/TO RESERVES	(7,340)	15,318	(2,240)	67,943

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account.

DRAX LIMITED (formerly AES Drax Limited)

CONSOLIDATED BALANCE SHEET
As at 30 September 2003

			As restated
		30 September	31 December
	Note	2003	2002

		£'000	£'000
FIXED ASSETS
Tangible assets		1,066,784	1,083,118

CURRENT ASSETS
Stocks		30,837	31,327
Debtors		199,562	157,687
Cash at bank and in hand		125,587	84,943

		355,986	273,957
CREDITORS: amounts falling due within one year	3	(60,817)	(45,103)

NET CURRENT ASSETS		295,169	228,854

TOTAL ASSETS LESS CURRENT LIABILITIES		1,361,953	1,311,972
CREDITORS: amounts falling due after more than one year		(896)	(368)
PROVISIONS FOR LIABILITIES AND CHARGES		(16,321)	(16,878)

		1,344,736	1,294,726

CAPITAL AND RESERVES
Called up share capital		2	2
Share premium		1,893,999	1,893,999
Capital reserve	3	104,500	52,250
Profit and loss account		(653,765)	(651,525)

TOTAL SHAREHOLDERS’ FUNDS		1,344,736	1,294,726

DRAX LIMITED (formerly AES Drax Limited)

CONSOLIDATED CASH FLOW STATEMENT
Nine months ended 30 September 2003

			As restated
		Nine months ended	Nine months ended
		30 September	30 September
	Note	2003	2002

		£'000	£'000
Net cash (outflow)/inflow from operating activities	3	(19,391)	56,988
Returns on investments and servicing of finance
Interest received	3	4,296	3,336
Interest paid		(1,280)	(2,154)

Net cash inflow from returns on investments and servicing of finance		3,016	1,182

Taxation		12,937	(3,460)
Capital expenditure
Payments to acquire tangible fixed assets		(8,168)	(5,282)

Cash (outflow)/inflow before use of liquid resources		(11,606)	49,428
Management of liquid resources
Increase in restricted cash deposits		(13,430)	(275)
Financing
Funding of capital reserve		52,250	—

Increase in cash in the period		27,214	49,153

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Nine months ended 30 September 2003

1.	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of Drax Limited and its subsidiaries (the “company”). Intercompany transactions and balances have been eliminated.

In the company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the nine months ended 30 September 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended 30 September 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Europe and TXU Group on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited (formerly known as AES Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

Drax has been operating under Standstill Arrangements with certain of its senior creditors since 12 December 2002. The purpose of the Standstill Arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The Senior Banks and the Senior Bondholders have agreed to waive certain events of default under the Eurobonds or the Senior Bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under the Long Term Standstill Agreement, agreed with the Senior Creditors Committees. This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the Standstill Arrangements, the Senior Banks and Senior Bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Senior Creditors Committees, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the Standstill Arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Nine months ended 30 September 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The following tables summarise the effects of the differences between UK and US GAAP. The differences are explained in full in the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

	Three months ended		Nine months ended

	30 September	30 September	30 September	30 September
	2003	2002	2003	2002

	£'000	£'000	£'000	£'000
Net (loss)/income under UK GAAP	(7,340)	15,318	(2,240)	67,943
US GAAP adjustments:
Additional depreciation on tangible fixed assets	(9,919)	(9,919)	(29,757)	(29,757)
Deferred taxation	8,801	2,353	17,118	20,932
Interest	(14,896)	(14,981)	(44,962)	(46,936)
Derivative instruments and hedging activities	(4,084)	9,056	1,683	9,229
Goodwill amortisation	—	8,469	—	25,407

Net (expenditure)/income under US GAAP	(27,438)	10,296	(58,158)	46,818

		As restated
	30 September	31 December
	2003	2002

	£'000	£'000
Shareholders’ equity under UK GAAP	1,344,736	1,294,726
US GAAP adjustments:
Tangible fixed assets, cost	1,408,909	1,408,909
Additional depreciation on tangible fixed assets	(152,136)	(122,379)
Deferred taxation	(623,045)	(637,363)
Push down of acquisition debt	(842,555)	(842,555)
Derivatives instruments and hedging activities	(56,505)	(67,520)
Additional minimum pension liability	(10,800)	(10,800)

Shareholders’ equity under US GAAP	1,068,604	1,023,018

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Nine months ended 30 September 2003

3.	PRIOR PERIOD ADJUSTMENTS

The restatement of cash flow for the nine months ended 30 September 2002 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £10.4 million. This adjustment is offset by a corresponding change to the reported net cash inflow from operating activities and there is no effect on the consolidated net cashflows in either the current or prior years.

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. The AES Corporation has confirmed that it had no claim for repayment against the company at the time of the original transaction, and in order to reflect its nature the amount has been released into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively, but has no effect on the consolidated loss of the company in either the current or prior years.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

Financial Statements
30 September 2003

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 September 2003

	Three months ended		Nine months ended

	30 September	30 September	30 September	30 September
	2003	2002	2003	2002

	£'000	£'000	£'000	£'000
TURNOVER — continuing operations	88,967	112,291	318,314	387,170
Cost of sales	(61,655)	(39,422)	(204,617)	(149,859)

GROSS PROFIT	27,312	72,869	113,697	237,311
Administrative expenses	(54,394)	(48,787)	(137,357)	(135,835)

OPERATING (LOSS)/PROFIT — continuing activities	(27,082)	24,082	(23,660)	101,476
Interest receivable and other income	6,131	5,027	17,597	17,877
Interest payable and similar charges	(67)	(522)	(1,850)	(2,154)

(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	(21,018)	28,587	(7,913)	117,199
Tax on (loss)/profit on ordinary activities	13,678	(13,269)	5,673	(49,256)

RETAINED (LOSS)/PROFIT FOR THE FINANCIAL PERIOD TRANSFERRED (FROM)/TO RESERVES	(7,340)	15,318	(2,240)	67,943

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial periods other than as stated in the profit and loss account.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

CONSOLIDATED BALANCE SHEET
As at 30 September 2003

			As restated
		30 September	31 December
	Note	2003	2002

		£'000	£'000
FIXED ASSETS
Tangible assets		1,066,784	1,083,118

CURRENT ASSETS
Stocks		30,837	31,327
Debtors		199,562	157,687
Cash at bank and in hand		125,587	84,943

		355,986	273,957
CREDITORS: amounts falling due within one year	3	(60,817)	(45,103)

NET CURRENT ASSETS		295,169	228,854

TOTAL ASSETS LESS CURRENT LIABILITIES		1,361,953	1,311,972
CREDITORS: amounts falling due after more than one year		(1,200,897)	(1,200,369)
PROVISIONS FOR LIABILITIES AND CHARGES		(16,321)	(16,878)

		144,735	94,725

CAPITAL AND RESERVES
Called up share capital		505,000	505,000
Capital reserve	3	104,500	52,250
Profit and loss account		(464,765)	(462,525)

TOTAL SHAREHOLDERS’ FUNDS		144,735	94,725

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

CONSOLIDATED CASH FLOW STATEMENT
Nine months ended 30 September 2003

			As restated
		Nine months ended	Nine months ended
		30 September	30 September
	Note	2003	2002

		£'000	£'000
Net cash (outflow)/inflow from operating activities	3	(19,391)	56,988
Returns on investments and servicing of finance
Interest received	3	4,296	3,336
Interest paid		(1,280)	(2,154)

Net cash inflow from returns on investments and servicing of finance		3,016	1,182

Taxation		12,937	(3,460)
Capital expenditure
Payments to acquire tangible fixed assets		(8,168)	(5,282)

Cash (outflow)/inflow before use of liquid resources		(11,606)	49,428
Management of liquid resources
Increase in restricted cash deposits		(13,430)	(275)
Financing
Funding of capital reserve		52,250	—

Increase in cash in the period		27,214	49,153

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Nine months ended 30 September 2003

1.	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of Drax Electric Limited and its subsidiaries (the “company”). Intercompany transactions and balances have been eliminated.

In the company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the nine months ended 30 September 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended 30 September 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Europe and TXU Group on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited (formerly known as AES Drax Power Limited) was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

Drax has been operating under Standstill Arrangements with certain of its senior creditors since 12 December 2002. The purpose of the Standstill Arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The Senior Banks and the Senior Bondholders have agreed to waive certain events of default under the Eurobonds or the Senior Bonds, as applicable, not to accelerate payment of the obligations and not to seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under the Long Term Standstill Agreement, agreed with the Senior Creditors Committees. This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the Standstill Arrangements, the Senior Banks and Senior Bondholders have agreed to certain amendments and waivers to their respective financing documents which permit Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Senior Creditors Committees, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the Standstill Arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Nine months ended 30 September 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the effect on net income and shareholders’ equity is shown in the following tables. The following tables summarise the effects of the differences between UK and US GAAP. The differences are explained in full in the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

	Three months ended		Nine months ended

	30 September	30 September	30 September	30 September
	2003	2002	2003	2002

	£'000	£'000	£'000	£'000
Net (loss)/income under UK GAAP	(7,340)	15,318	(2,240)	67,943
US GAAP adjustments:
Additional depreciation on tangible fixed assets	(9,919)	(9,919)	(29,757)	(29,757)
Deferred taxation	8,801	2,353	17,118	20,932
Interest	(14,896)	(14,981)	(44,962)	(46,936)
Derivative instruments and hedging activities	(4,084)	9,056	1,683	9,229
Goodwill amortisation	—	8,469	—	25,407

Net (expenditure)/income under US GAAP	(27,438)	10,296	(58,158)	46,818

		As restated
	30 September	31 December
	2003	2002

	£'000	£'000
Shareholders’ equity under UK GAAP	144,735	94,725
US GAAP adjustments:
Tangible fixed assets, costs	1,408,909	1,408,909
Additional depreciation on tangible fixed assets	(152,136)	(122,379)
Deferred taxation	(623,045)	(637,363)
Derivatives instruments and hedging activities	(56,505)	(67,520)
Additional minimum pension liability	(10,800)	(10,800)

Shareholders’ equity under US GAAP	711,158	665,572

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Nine months ended 30 September 2003

3.	PRIOR YEAR ADJUSTMENT

The restatement of cash flow for the nine months ended 30 September 2002 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £10.4 million. This adjustment is offset by a corresponding change to the reported net cash inflow from operating activities and there is no effect on the consolidated net cashflows in either the current or prior years.

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. The AES Corporation has confirmed that it had no claim for repayment against the company at the time of the original transaction, and in order to reflect its nature the amount has been released into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively, but has no effect on the consolidated loss of the company in either the current or prior years.

AES DRAX ACQUISITION LIMITED

Financial Statements
30 September 2003

AES DRAX ACQUISITION LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 September 2003

	Three months ended		Nine months ended

		As restated		As restated
	30 September	30 September	30 September	30 September
	2003	2002	2003	2002

	£'000	£'000	£'000	£'000
TURNOVER — continuing operations	88,967	112,291	318,314	387,170
Cost of sales	(61,655)	(39,422)	(204,617)	(149,858)

GROSS PROFIT	27,312	72,869	113,697	237,312
Administrative expenses	(123,188)	(48,961)	(207,967)	(136,241)

OPERATING (LOSS)/PROFIT — continuing activities	(95,876)	23,908	(94,270)	101,071
Interest receivable and other income	6,132	5,027	17,596	17,800
Interest payable and similar charges	(29,845)	(29,724)	(87,324)	(120,159)

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	(119,589)	(789)	(163,998)	(1,288)
Tax on loss on ordinary activities	12,352	148	9,745	(9,124)

RETAINED LOSS FOR THE FINANCIAL PERIOD TRANSFERRED FROM RESERVES	(107,237)	(641)	(154,253)	(10,412)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial periods other than as stated in the profit and loss account.

AES DRAX ACQUISITION LIMITED

CONSOLIDATED BALANCE SHEET
As at 30 September 2003

			As restated
		30 September	31 December
	Note	2003	2002

		£'000	£'000
FIXED ASSETS
Tangible assets		1,066,784	1,083,118

CURRENT ASSETS
Stocks		30,837	31,327
Debtors		50,935	132,396
Cash at bank and in hand		125,657	85,020

		207,429	248,743
CREDITORS: amounts falling due within one year	3	(1,296,319)	(1,252,145)

NET CURRENT LIABILITIES		(1,088,890)	(1,003,402)

TOTAL ASSETS LESS CURRENT LIABILITIES		(22,106)	79,716
CREDITORS: amounts falling due after more than one year		(896)	(368)
PROVISIONS FOR LIABILITIES AND CHARGES		(14,603)	(14,950)

NET (LIABILITIES)/ASSETS		(37,605)	64,398

CAPITAL AND RESERVES
Called up share capital		445,050	445,050
Capital reserve	3	104,500	52,250
Profit and loss account		(587,155)	(432,902)

TOTAL SHAREHOLDERS’ (DEFICIT)/FUNDS		(37,605)	64,398

AES DRAX ACQUISITION LIMITED

CONSOLIDATED CASH FLOW STATEMENT
Nine months ended 30 September 2003

			As restated
		Nine months ended	Nine months ended
		30 September	30 September
	Note	2003	2002

		£'000	£'000
Net cash inflow from operating activities	3	73,291	146,369
Returns on investments and servicing of finance
Interest received	3	4,294	3,260
Interest paid		(93,967)	(92,360)

Net cash outflow from returns on investments and servicing of finance		(89,673)	(89,100)

Taxation		12,937	(3,460)
Capital expenditure
Payments to acquire tangible fixed assets		(8,168)	(5,282)

Cash (outflow)/inflow before use of liquid resources and financing		(11,613)	48,527
Management of liquid resources
Increase in restricted cash deposits		(13,430)	(275)
Financing
Funding of capital reserve		52,250	—

Increase in cash in the period		27,207	48,252

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Nine months ended 30 September 2003

1.	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of AES Drax Acquisition Limited and its subsidiaries (the “company”). Intercompany transactions and balances have been eliminated.

In the company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the nine months ended 30 September 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended 30 September 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Europe and TXU Group on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited (formerly known as AES Drax Power Limited) was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

Drax has been operating under Standstill Arrangements with certain of its senior creditors since 12 December 2002. The purpose of the Standstill Arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The Senior Banks and the Senior Bondholders have agreed to waive certain events of default under the Eurobonds or the Senior Bonds, as applicable, not to accelerate payment of the obligations and not to seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under the Long Term Standstill Agreement, agreed with the Senior Creditors Committees. This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the Standstill Arrangements, the Senior Banks and Senior Bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Senior Creditors Committees, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the Standstill Arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Nine months ended 30 September 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The following tables summarise the effects of the differences between UK and US GAAP. The differences are explained in full in the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

	Three months ended		Nine months ended

		As restated		As restated
	30 September	30 September	30 September	30 September
	2003	2002	2003	2002

	£’000	£’000	£’000	£’000
Net loss under UK GAAP	(107,237)	(641)	(154,253)	(10,412)
US GAAP adjustments:
Additional depreciation on tangible fixed assets	(9,919)	(9,919)	(29,757)	(29,757)
Deferred taxation	7,829	5,080	16,058	23,235
Derivative instruments and hedging activities	(844)	(32)	5,218	1,556
Goodwill amortisation	—	8,469	—	25,407

Net (expenditure)/income under US GAAP	(110,771)	2,957	(103,220)	10,031

		As restated
	30 September	31 December
	2003	2002

	£’000	£’000
Shareholders’ (deficit)/funds under UK GAAP	(37,605)	64,398
US GAAP adjustments:
Tangible fixed assets, cost	1,408,909	1,408,909
Additional depreciation on tangible fixed assets	(152,136)	(122,379)
Deferred taxation	(623,210)	(641,239)
Derivative instruments and hedging activities	(55,952)	(54,601)
Additional minimum pension liability	(10,800)	(10,800)

Shareholders’ equity under US GAAP	529,206	644,288

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Nine months ended 30 September 2003

3.	PRIOR PERIOD ADJUSTMENTS

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. The AES Corporation has confirmed that it had no claim for repayment against the company at the time of the original transaction, and in order to reflect its nature the amount has been released into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively, but has no effect on the consolidated loss of the company in either the current or prior years.

The balance sheet as at 31 December 2002 has also been amended to reflect the reclassification of loans from due after more than one year to due within one year.

The presentation of deferred finance costs and prepaid interest has been changed to reclassify these amounts from prepayments and other debtors to be deductions from the associated loans in the balance sheet as at 31 December 2002. The classification of cash flows has also been amended for the period ended 30 September 2002 to reflect this change in presentation. The classification of amortisation of deferred financing costs within administrative expenses in the profit and loss account has also been changed to be included within interest payable for the periods ended 30 September 2002. These changes have no effect on the consolidated net loss, net assets or net cashflows in either the current or prior periods.

The restatement of cash flow for the nine months ended 30 September 2002 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £10.4 million. This adjustment is offset by a corresponding change to the reported net cash inflow from operating activities and there is no effect on the consolidated net cashflows in either the current or prior years.